

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

August 28, 2007

Mail Stop 7010

Via U.S. mail and facsimile

Mr. William G. Schueller
Chairman of the Board
Western Dubuque Biodiesel, LLC
10749 Jamesmeier Road
P.O. Box 82
Farley, IA 52033

Re: Western Dubuque Biodiesel, LLC
        Amendment No. 1 to Registration Statement on Form 10-SB/A
        Filed on: August 10, 2007
        File No.: 0-52617

Dear Mr. Schueller:

        We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Our staff comments on the pending application for confidential treatment of portions of certain exhibits to the Form 10-SB were provided by separate letter. Please be aware that we will not clear comments on the Form 10-SB registration statement until the successful resolution of any issues relating to the confidential treatment application.

Part I

Item 1. Description of Business
Business Development, page 1

1. We note that on August 1, 2007, you produced your first batch of biodiesel at the plant. We also note that you anticipate generating revenues now that your plant is operational. However, you state that you have or are in the process of obtaining all the permits required to operate the plant. Please clarify under "Costs and Effects of Compliance with Environmental Laws" on page 15, and elsewhere if appropriate, that you have identified all pending applications for permits that are required to operate your plant. If you are producing biodiesel at your plant as you have stated, state whether any permit violations have occurred, and the consequences to the company of any such violations.

2. As previously requested, please describe REG in greater detail including the control person(s). Since West Central Cooperative will maintain a controlling interest in REG, identify the controlling person(s) of West Central Cooperative. In addition, please see our separate letter regarding your request for confidential treatment of provisions of your agreement with REG.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, Stock-Based Compensation, page F-8

3. We have reviewed your response to prior comment 19. Please tell us in a comprehensive manner the factors that you considered in determining your assumed volatility of 1%. Please also provide us with quantitative justification of the factors that support the assumed 1% volatility. Please refer to paragraph A43-A48 in Appendix A of SFAS 123 (R) and SAB Topic 14:D.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. William G. Schueller
Western Dubuque Biodiesel, LLC
August 28, 2007
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information required under the Securities Exchange of 1934 and that they have provided
all information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  their filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        You may contact Gus Rodriguez, Accountant at (202) 551-3752 or Jeanne Baker,
Assistant Chief Accountant at (202) 551-3691 if you have questions regarding the
comments on the financial statements and related matters. Please contact Dorine H.
Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-
3766 with any other comments.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director